Filed by Glaukos Corporation

(Commission File No. 001-37463)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Form S-4 File No.: 333-233807

Subject Company: Avedro, Inc.

(Commission File No. 001-38809)

The following are excerpts from a Q&A session held with Glaukos Corporation at the Stephens Nashville Investment Conference held on November 13, 2019.

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Chris Cooley

Analyst, Stephens, Inc.

But let’s — maybe if I can, maybe start with just a couple and then we’ll open it up to the room. Let’s talk about Avedro. Clearly, that transaction is pending right now, a vote coming up in just a few weeks. But I think you guys have been very transparent about maybe plans to accelerate market penetration here in the United States. So help us maybe just think a little bit about how important capital is to Avedro’s underlying growth and if you really see that as a limitation in terms of that capital sale to adoption of the technology, how in your hands you might change that.

I know, Chris, you’ve had experience with a capital model before...

Chris M. Calcaterra

Chief Operating Officer, Glaukos Corp.

Yeah.

Chris Cooley

Analyst, Stephens, Inc.

… so I’ll defer to you.

Chris M. Calcaterra

Chief Operating Officer, Glaukos Corp.

Well, first, Chris, thanks for the invitation. It’s a pleasure to be here and simply put, the way we’re looking at this is we’re looking at the equipment as the razor and that we’re more interested in the razor blade, and we really don’t want the equipment and the cost of the equipment to be an impediment to driving the business.

So while we haven’t given any specifics in terms of what we’re going to do given our backgrounds in dealing with capital equipment, there’s a number of ways that we can make that easier to place and we’re all about driving utilization within the practice.

Joseph E. Gilliam

Chief Financial Officer & Senior Vice President-Corporate Development, Glaukos Corp.

I’ll add on, Chris. Just based upon the second part of your question, I mean, I think it stands to reason and perhaps it’s an obvious statement that this is the strategy we plan to deploy around this. I mean, you have a relatively low cost of goods sold associated with the capital equipment piece here and given the reimbursement dynamics and pricing around the drug and given it’s a bilateral disease, it makes a lot more sense to make sure that that initial up-front capital outlay isn’t an impediment to making sure that it gets full deployment and patients get access to this therapy.

You alluded to it. With that comes a transition, right? And I think we’ve tried to be clear and we’ll be more precise as we go forward here in hopefully owning it, post-deal close. But I think the last time that they discussed this publicly, there was about 10% of the revenues that were capital equipment sales, right? And we’ll do more work on how we think about that mix going forward. I mean, clearly there’ll still be some customers who wish to buy it and that’s okay, and others that would avail themselves of opportunities that will [ph] look (00:03:17) a little bit more like a reagent [ph] rental (00:03:19) model.

And clearly, we wouldn’t make that decision if we didn’t think it was in the right interest. Certainly, over the medium and long-term for the business and we’ll just have to get more granular about what that means in terms of the 2020 performance, et cetera, when we come to the fourth quarter call.

Chris Cooley

Analyst, Stephens, Inc.

Maybe sticking with this just one second. I know we’re going to probably get bogged down in MIGS shortly but just when you think a little bit about keratoconus, arguably an undiagnosed or under diagnosed, I should say, disease state. So to increase awareness or to help facilitate that diagnosis, what do you need to do from an education standpoint? So, when we think about kind of going to market analysis, this is all maybe cart before the horse because the deal hasn’t closed. But how much do we have to do from an educational perspective and maybe as an offshoot to that, I know there is one genetic diagnostic out there right now from a private company, 100% specificity and sensitivity. Is that something over time that could be — help maybe drive further utilization there as well?

Chris M. Calcaterra

Chief Operating Officer, Glaukos Corp.

Yeah. So, Chris, you make a good point. We do feel that this is an under diagnosed disease and the more that we get into this and the more that we talk to people, we hear it all the time. And our plans are to work with the practices to help identify these patients and to help them market to these patients. And then certainly a big component of this is with the optometric networks. The ODs are typically the folks that see this first and many of them at this stage don’t have the equipment, the diagnostics, to be able to identify these patients. So there will be a pretty significant effort on our part to work with optometry and to develop programs that help them to identify these patients and for them to refer these patients into the practices that are doing cross-linking.

Joseph E. Gilliam

Chief Financial Officer & Senior Vice President-Corporate Development, Glaukos Corp.

Yeah. And I think with respect to the diagnostic technologies, it’s in support of that effort, right? Anything that helps provide access and knowledge to the diagnosis of the disease is a helpful thing for us and to the extent that that can be deployed efficiently to the optometric network and really be utilized there, I think that only accrues the benefit of diagnosis of patients and hopefully treating them earlier in the paradigm.

[***]

Joseph E. Gilliam

Chief Financial Officer & Senior Vice President-Corporate Development, Glaukos Corp.

[***]

And now, for us, it’s about really staying heads down focused on hopefully the Avedro integration and what that means and getting that right first commercially and then organizationally, right, while continuing to execute, to your point, both in the near term pipeline: infinite; Santen, if made available; iDose, if made available, as well as then the longer term pipeline that we’re just now starting to talk a little bit more about, the priorities and some of the programs that are going on there. And we’re terribly excited about but for us, we’re going to continue to focus on building that long-term future and doing our best to educate obviously through the here and now. And folks can focus and ask the questions wherever they like.

[***]

Joseph E. Gilliam

Chief Financial Officer & Senior Vice President-Corporate Development, Glaukos Corp.

[***]

And so we continue to be focused on execution and we’re excited about both what exists for us in the US internationally in combo cataract/MIGS which, yes, is just a small fraction of what the future holds most likely or hopefully. But we are focused on that and maximizing the growth there while bringing onboard opportunities like Avedro hopefully in the near future, Santen, infinite, iDose and beyond.

[***]

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Additional Information and Where to Find It

In connection with the proposed transaction between Glaukos and Avedro, Glaukos filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (No. 333-233807) (the “Registration Statement”) containing a document constituting a prospectus of Glaukos and a proxy statement of Avedro. The Registration Statement was declared effective by the SEC on October 17, 2019, and Avedro mailed the definitive proxy statement/prospectus to stockholders of Avedro on or about October 17, 2019. Glaukos and Avedro also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Registration Statement and the definitive proxy statement/prospectus and other relevant documents filed or that will be filed by Glaukos or Avedro with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Glaukos will be available free of charge within the Investor Relations section of Glaukos’ internet website at http://investors.glaukos.com or by contacting Glaukos Investor Relations by email at investors@glaukos.com or by phone at 949-481-0510. Copies of the documents filed with the SEC by Avedro will be available free of charge within the Investor Relations section of Avedro’s internet website at https://investors.avedro.com or by contacting Avedro Investor Relations by email at investors@avedro.com or by phone at 646-924-1769.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities nor a solicitation of any vote or approval with respect to the proposed transaction or otherwise. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

Each of Avedro and Glaukos and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Avedro stockholders in connection with the proposed transaction. Information about Avedro’s directors and executive officers is included in Avedro’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on March 21, 2019, and is also included in Avedro’s Form S-1 Registration Statement filed with the SEC on January 18, 2019, as amended by Amendment No. 1 to Avedro’s Form S-1 Registration Statement filed with the SEC on February 4, 2019. Information about Glaukos’ directors and executive officers is included in the definitive proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 17, 2019. Other information regarding the participants in the solicitation of proxies in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, was contained in the definitive proxy statement/prospectus filed with the SEC on October 17, 2019. Investors may obtain free copies of these documents from Avedro or Glaukos as indicated above.

Use of Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of federal securities laws. Forward-looking statements may contain words such as “believes”, “anticipates”, “estimates”, “expects”, “intends”, “aims”, “potential”, “will”, “would”, “could”, “considered”, “likely” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including statements regarding the expected timing of the closing of the proposed transaction and the expected benefits of the proposed transaction, are forward-looking statements. These statements are based on management’s current expectations, assumptions, estimates and beliefs. While Avedro and Glaukos believe these expectations, assumptions, estimates and beliefs are reasonable, such forward-looking statements are only predictions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: (i) failure of Avedro to obtain stockholder approval as required for the proposed transaction; (ii) failure to satisfy the conditions to the closing of the proposed transaction; (iii) unexpected costs, liabilities or delays in connection with or with respect to the proposed transaction; (iv) the effect of the proposed transaction on the ability of Avedro or Glaukos to retain and hire key personnel and maintain business relationships with customers, suppliers and others with whom Avedro or

Glaukos does business, or on Avedro’s or Glaukos’ operating results, market price of common stock, and business generally; (v) legal proceedings relating to the proposed transaction and the outcome of any such legal proceeding; (vi) the inherent risks, costs and uncertainties associated with integrating the businesses successfully and risks of not achieving all or any of the anticipated benefits of the proposed transaction, or the risk that the anticipated benefits of the proposed transaction may not be fully realized or take longer to realize than expected; (vii) competitive pressures in the markets in which Avedro and Glaukos operate; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; and (ix) other risks to the consummation of the proposed transaction, including the risk that the proposed transaction will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Avedro and Glaukos are set forth in their respective filings with the SEC, including each of Avedro’s and Glaukos’ most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. The risks and uncertainties described above and in Avedro’s most recent Quarterly Report on Form 10-Q and Glaukos’ most recent Quarterly Report on Form 10-Q are not exclusive and further information concerning Avedro and Glaukos and their respective businesses, including factors that potentially could materially affect their respective businesses, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Avedro and Glaukos file from time to time with the SEC. The forward-looking statements in these materials speak only as of the date of these materials. Except as required by law, Avedro and Glaukos assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.